UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION

13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36458

NEOVASC INC.

(Exact name of registrant as specified in its charter)

Suite 5138 - 13562 Maycrest Way

Richmond, British Columbia, Canada, V6V 2J7

(604) 270-4344

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Neovasc Inc. (the “Company”) voluntarily applied for Securities and Exchange Commission (the “SEC”) registration pursuant to Section 13(a) and Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 17, 2014 with the filing of a Registration Statement on Form F-10. The Registration Statement on Form F-10 was declared effective by the SEC on May 15, 2014, which resulted in the Company’s shares being registered under Section 12(b) of the Exchange Act and a duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

B. The Company has filed or furnished all reports required under Exchange Act Section 13(a) or Section 15(d) and the corresponding SEC rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended in February 2021. On April 11, 2023, the Company filed post-effective amendments with the SEC pursuant to Form S-8, Form F-3 and Form-10 to terminate the registration of all unsold securities under such registration statements.

Item 3. Foreign Listing and Primary Trading Market

A. The Company’s common shares were listed on the Toronto Stock Exchange in Canada. The common shares were delisted from the Toronto Stock Exchange on April 11, 2023. The Toronto Stock Exchange constituted the primary trading market for the Company’s common shares.

B. The date of the initial listing of the Company’s common shares on the Toronto Stock Exchange was May 25, 2001. The Company maintained the listing of the common shares on the Toronto Stock Exchange for at least 12 months prior to the filing of this Form 15F.

C. During the 12-month period beginning on April 11, 2022 and ended on April 10, 2023, 4.99% of the average daily trading in the Company’s common shares occurred on the Toronto Stock Exchange.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of April 11, 2023, the number of record holders of the Company’s common shares on a worldwide basis was one.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. On March 6, 2023 (“March 6 Release”), and again on April 11, 2023 (“April 11 Release”), a press release was published providing notice of the Company's intent to delist the common shares and terminate the Company’s registration of a class of securities and its reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act.

B. The press releases were publicly disseminated by NewsMedia wire for the March 6 Release and Global Newswire for the April 11 Release. Further, each was furnished to the SEC under cover of two Form 6-Ks, filed on March 7, 2023 and on April 11, 2023.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)    The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)    Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)    It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Neovasc Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Neovasc Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 24, 2023

NEOVASC INC.
	By	/s/ Daniel K. Puckett
Daniel K. Puckett, President